Vertical Capital Income Fund
80 Arkay Drive, Suite 110
Hauppauge, NY 11788


November 29, 2017

Resignation of Auditor Letter Regarding Sub-
Item 77K of Form NSAR-B
(i) On July 18, 2017, KPMG LLP resigned as independent registered public accounting firm to Vertical Capital Income Fund (the
"Registrant") at the request of the Registrant's
Audit Committee.
(ii) The reports of KPMG LLP on the financial statements of the Registrant for the fiscal years ended September 30, 2016 and 2015 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle. In connection with the audit of the financial statements for the fiscal year ended
September 30, 2016, KPMG identified a
material weakness in internal controls.

(iii) See (i) above as to the decision to change the independent registered accounting firm of the Registrant.
(iv) During the two most recent fiscal periods and through July 18, 2017, there were no: (1) disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events, except that KPMG LLP advised the Registrant of the following material weakness: In connection with the audit of the financial statements as of and for the year ended September 30, 2016, KPMG LLP identified a material weakness in internal controls that resulted in a material misstatement with respect to the draft financial statements for the fiscal year ended
September 30, 2016.  As of September 30,
2016, management did not have a sufficient understanding of the third-party valuation model to ensure that all significant inputs and assumptions were incorporated into the fair value estimate. The error was corrected prior to issuance of the financial statements.
In summary, the Registrant began using an independent third-party valuation service on
October 13, 2015 which, in general, priced all of the Registrant's mortgage notes on a daily basis. However, there were two general exceptions. One related to loans having a portion of their unpaid principle balance deferred to maturity ("deferred balance"), and the other related to loans that had provisions for contractual increases in future interest rates
("step rates"). Both of these situations typically resulted from prior loan modifications.
In the case of loans with deferred balance features, the Registrant used several procedures during the year. For the period
October 1, 2015 through October 12, 2015, the
Registrant employed the prior advisor's
proprietary model in a manner consistent with historical practice. For the period October 13, 2015 (when the Registrant's current valuation service's model was first deployed) through September 23, 2016, the Registrant's administrator applied certain pricing information obtained from the Registrant's valuation service to the amount of deferred balances that it maintained on the Registrant's books. During the course of working with the Registrant's valuation service to include the pricing of the deferred balances in their model, the Fund determined that some information relating to step rate loans was not being considered in determining the fair value of the mortgage notes. When discovered, management sought to have such information additionally included in the valuation servicer's model. This occurred simultaneously on
September 26, 2016 with the inclusion of the deferred balance information, after such step rate loan information was also validated.
As a result of the change in the valuation process, the Registrant reported a decrease in its NAV of $0.31 per share on September 26, 2016. Since the change was viewed as material, the Board of Trustees determined that the Registrant should revalue its mortgage notes for the period of October 13, 2015 through September 23, 2016 using revised pricing obtained from the Registrant's valuation service. After repricing, it was determined that the Registrant's daily NAV (and NAV per share) were overstated during this period.
As a result, the Registrant reprocessed certain shareholder transactions that occurred during this period and calculated the amounts, if any, due to, or from, the Registrant or such shareholders as of September 30, 2016, which caused a delay in the filing of the Registrant's
Annual Report for the year ended September
30, 2016
(v) The Registrant has requested that KPMG
LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is or will be filed, when and if received, as Exhibit
Q1 to Sub-Item 77K.
(vi) On August 14, 2017 at an in-person
meeting, the Audit Committee of the Board of Trustees and the full Board of Trustees of the Registrant approved engaging Grant Thornton
LLP as the Registrant's independent registered public accountants for the fiscal year ending
September 30, 2017. Grant Thornton LLP
accepted its appointment on August 25, 2017.


/s/ Jason Hall, Treasurer
November 29, 2017

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November 29, 2017
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously the independent registered public
accounting firm for Vertical Capital Income Fund and,
under the dates of March 21, 2017 and November 30,
2015, we reported on the financial statements of Vertical
Capital Income Fund as of and for the years ended
September 30, 2016 and 2015. On July 18, 2017, we
resigned as independent registered public accounting
firm for Vertical Capital Income Fund at the request of
the Audit Committee.
We have read the statements included within items i
through v made by Vertical Capital Income Fund
included under Sub-Item 77K of Form NSAR-B dated
November 29, 2017, and we agree with such statements.
Very truly yours,
/s/ KPMG LLP